Exhibit 99.2

This appendix is available as an online form
Only use this form if the online version is not available *+Rule 3.10.3E*

Appendix 3H

Notification of cessation of +securities

Information and documents given to ASX become ASX's property and may be made public.
**Denotes minimum information required for first lodgement of this form.*

Part 1 – Entity and announcement details

Question no	Question	Answer
1.1	*Name of entity We (the entity named above) provide the following information about our issued capital.[1]	MESOBLAST LTD
1.2	*Registration type and number *Please supply your ABN, ARSN, ARBN, ACN or another registration type and number (if you supply another registration type, please specify both the type of registration and the registration number).*	ABN 68 109 431 870
1.3	*ASX issuer code	MSB
1.4	*The announcement is *Select whichever is applicable.*	☒ New announcement ☐ Update/amendment to previous announcement ☐ Cancellation of previous announcement
1.4a	*Reason for update *Answer this question if your response to Q 1.4 is "Update/amendment to previous announcement".*	N/A
1.4b	*Date of previous announcement to this update *Answer this question if your response to Q 1.4 is "Update/amendment to previous announcement".*	N/A
1.4c	*Reason for cancellation *Answer this question if your response to Q 1.4 is "Cancellation of previous announcement".*	N/A
1.4d	*Date of previous announcement to this cancellation *Answer this question if your response to Q 1.4 is "Cancellation".*	N/A
1.5	*Date of this announcement	7 July 2023

[1] Listing rule 3.10.3E requires an entity to notify ASX of details of the cessation of:

(a) any securities issued under an employee incentive scheme:

(i) to key management personnel or an associate, within 5 business days of their cessation;

(ii) to someone who is not key management personnel or an associate, within 10 business days of the end of the quarter in which the cessation occurred;

(b) any other equity securities not otherwise notifiable to ASX under rule 3.8A, within 5 business days of their cessation; or

(c) any quoted debt securities, within 5 business days of their cessation.

The notification must be in the form of, or accompanied by, an Appendix 3H.

Listing rule 3.8A requires an entity to notify ASX of the cessation of securities pursuant to a buy-back by giving ASX an Appendix 3H:

- in the case of a minimum holding buy-back, within 5 business days of the completion of the buyback; or
- in all other cases, within 5 business days of giving ASX the final notice for the buy-back.

+ See chapter 19 for defined terms
5 June 2021

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This appendix is available as an online form

Appendix 3H
Notification of cessation of +securities

Part 2 – Details of +equity securities or quoted +debt securities that have ceased

Question No.	Question	Answer
2.1	*ASX +security code and description	MSBAI - Options expiring various dates ex various prices
2.2	*Number of securities that have ceased	2,095,000 options
2.3	*Reason for cessation *Note: the conversion of a convertible security (which is notifiable to ASX under Listing Rule 3.10.3B) is not regarded as the "cessation" of the convertible security for the purposes of this rule. Likewise, the payment up of a partly paid security resulting in it becoming a fully paid security (which is notifiable to ASX under Listing Rule 3.10.3D) is not regarded as the "cessation" of the partly paid security for the purposes of this rule.*	☐ Expiry of option or other convertible security without exercise or conversion ☒ Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied ☐ Cancellation pursuant to a minimum holding buy-back ☐ Cancellation pursuant to an employee share scheme buy-back ☐ Cancellation pursuant to an on-market buy-back ☐ Cancellation pursuant to an equal access scheme buy-back ☐ Cancellation pursuant to a selective buy-back ☐ Cancellation pursuant to another form of buy back ☐ Cancellation pursuant to a reduction of capital ☐ Cancellation pursuant to a scheme of arrangement or other reconstruction ☐ Cancellation by agreement between the entity and the holder ☐ Repayment or redemption of +convertible debt security without conversion ☐ Repayment or redemption of quoted +debt security ☐ Redemption of redeemable preference securities ☐ Redemption of units ☐ Cancellation of partly paid +securities upon which a call or instalment has not been paid ☐ Other *If you have selected 'other' please provide additional details regarding the reason for cessation here:*

+ See chapter 19 for defined terms
5 June 2021
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This appendix is available as an online form
Appendix 3H
Notification of cessation of +securities

2.4	*Date of cessation	2,050,000 on 30 April 2023 45,000 on 31 May 2023
2.5	*Is the entity paying any consideration for the cessation? *Example: the payment of an amount to the holder of an option or right as consideration for the holder to agree to a cancellation of the option or right.* *The repayment of the principal amount of a convertible debt security or quoted debt security in accordance with its terms is not regarded as consideration paid for the cessation of that security.*	No
2.6	*In what currency is the consideration being paid? *Answer this question if your response to Q 2.5 is "Yes"*	N/A
2.6a	*Consideration amount per +security paid by the entity for the cessation *Answer this question if your response to Q 2.5 is "Yes"* *The consideration amount per security should be provided per the currency specified in Q2.6.* *Note: This question is not applicable for buy-back events (i.e. Minimum Holding, Employee, On-Market, Equal Access, Selective),*	N/A
2.6b	*Total consideration paid or payable for the securities *The total consideration amount should be provided per the currency specified in Q2.6.* *Note: This question is applicable to buy-back events only (i.e. minimum holding, employee share scheme, on-market, equal access scheme, selective or other),*	N/A
2.7	Any other information the entity wishes to notify to ASX about the cessation?	N/A

Repeat the above questions if you are advising the cessation of more than one security class.

+ See chapter 19 for defined terms
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This appendix is available as an online form

Appendix 3H
Notification of cessation of +securities

Part 3 – Issued capital following changes

Following the cessation of the +securities the subject of this notification, the issued capital of the entity will comprise:

3.1 ***Quoted +equity securities and +debt securities** (total number of each +class of +securities quoted on ASX)

ASX +security code and description	Total number of +securities on issue
Ordinary shares	814,204,825

3.2 ***Unquoted +equity securities** (total number of each +class of +equity securities issued but not quoted on ASX):

ASX +security code and description	Total number of +securities on issue
Unquoted options	50,384,321
Incentive Rights	1,500,000
Warrant	15,027,327
ADS Warrants	1,769,669
ADS Warrants 2	455,000

Note: the figures provided in the tables in sections 3.1 and 3.2 above are used to calculate the total market capitalisation of the entity published by ASX from time to time. Please make sure you include in the relevant table each class of securities issued by the entity.

If you have quoted CHESS Depository Interests (CDIs) issued over your securities, include them in the table in section 3.1.

Restricted securities should only be included in the table in section 3.1 if you are applying to have them quoted because the escrow period for the securities has expired or is about to expire. Otherwise include them in the table in section 3.2.

Introduced 05/06/21

+ See chapter 19 for defined terms
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